Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

October 19, 2017

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Valerie Lithotomos

RE:	Mirae Asset Discovery Fund (the “Trust” or “Registrant”)
Registration Statement on Form N-14 (File No. 333-220546)

Dear Ms. Lithotomos:

The following responds to the comments we received from you and Jason Fox regarding the above-referenced Registration Statement on Form N-14 (the “Registration Statement”). This filing was made in connection with the reorganization (the “Reorganization”) of the Asia Fund (the “Acquiring Fund”) with the Asia Great Consumer Fund (the “Acquired Fund”). Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement. The disclosure changes described below are reflected in the revised Prospectus/Information Statement and the accompanying letter to shareholders and Important Notice to Shareholder of the Asia Great Consumer Fund Questions and Answers, marked to indicate the changes which are attached hereto.

The Registrant undertakes to file the final Prospectus/Information Statement, and the accompanying letter to shareholders and Important Notice to Shareholder of the Asia Great Consumer Fund Questions and Answers containing these changes and the final Statement of Additional Information pursuant to Rule 497(b) of the Securities Act of 1933, as amended, promptly after the Registration Statement on Form N-14 is declared effective on October 20, 2017.

1.       Comment: Please confirm supplementally that the expenses subject to recoupment by the Investment Manager for the Acquired Fund will not be carried over to the combined Fund after the reorganization ($819,753 for Asia Great Consumer Fund as of April 30, 2017).

  Response: The Registrant so confirms.

2.       Comment: On the capitalization table on page 28, please add a row to the table to show the pro-forma adjustments to the shares outstanding.

Response: The Registrant has revised the table as follows:

	Net Assets	Shares Outstanding			Net Asset Value Per Share
Fund		Class A	Class C	Class I	Class A	Class C	Class I
Asia Great consumer Fund*	$57,579,471	473,535	367,174	3,753,744	$12.43	$11.82	$12.62
Asia Fund*	$13,706,016	36,365	37,421	1,158,799	$10.93	$10.34	$11.15
Pro Forma combined Fund**	$71,285,487	574,857	457,033	5,405,880	$10.93	$10.34	$11.15
Pro forma Adjustments***	-	538,492	419,612	4,247,081_	-	-	-

*Information shown is from the Fund’s audited annual report as of April 30, 2017.

**The Asia Fund will be the accounting survivor for financial statement purposes.

***Reflects the conversion of Acquired Fund shares for Acquiring Fund shares.

3.        Comment: Please supplementally explain why approval of shareholders of the Acquired Fund is not required.

   Response: Please see Appendix A to this letter.

4.        Comment: In the letter to shareholders, please reference the Acquired Fund as the Target Fund.

   Response: The Registrant has revised the Letter to Shareholders to define the Asia Great Consumer Fund as the “Target Fund or Acquired Fund” and will refer to it as the Target Fund throughout the Letter to Shareholders.

5.        Comment: In the Question and Answer section and the relevant sections of the Combined Prospectus/Information Statement, please explain more fully why the Board believes that the reorganization will achieve economies of scale given that the Acquired Fund is significantly larger than the Acquiring Fund.

    Response: The Registrant has revised the Question and Answer section and the relevant sections of the Combined Prospectus/Information Statement to state that the combination of the two funds would achieve economies of scale through more efficient operations as shown by the expected reduced pro-forma gross expense ratio of the combined Fund as compared to the higher current gross expense ratios of each of the Acquired Fund and the Acquiring Fund.

6.        Comment: With respect to the Fee Waiver, the term of the waiver agreement is required to be 1 year from the date of the Combined Prospectus/Information Statement in order to disclose it in the expense table. Please extend the date or remove the disclosure concerning the fee waiver.

           Response: The Investment Manager has extended the term of the fee waiver agreement to 1 year from the date of the Combined Prospectus/Information Statement.

7.        Comment: Please confirm that fee waiver is only applied to the first year in the Expense Example chart.

    Response: The Registrant confirms that the fee waiver is only applied to the first year in the Expense Example chart.

8.         Comment: The SEC Staff believes that, although the strategies of the Acquiring and the Acquired Funds cover the same geographical region, they are significantly different.

a.         Please supplementally address why the statements throughout the document that the strategies are similar is not misleading.

    Response: The Investment Manager has advised that the reasons that the strategies are similar include the following: Both Funds use the same benchmark and have been assigned the same peer group by an independent rating and ranking organization; as of August 31, 2017, thirty-eight positions in the Acquired Fund overlap with the Acquiring Fund, representing nearly 54% of the Acquired Fund by weight; and as of August 31, 2017, the four largest sectors in the Acquired Fund represent 78.3% of Acquired Fund and 80% of Acquiring Fund. In addition, the portfolio manager will not need to sell more than a minimal number of holdings from the Acquired Fund to align the investment portfolio with the portfolio of the Acquiring Fund.

b.        Please supplementally address the rationale for applying Rule 17a-8 in light of the strategies being so different.

   Response: For the reasons set forth above, the Registrant believes that the investment strategies of the two Fund are similar. The reorganization meets the requirements of Rule 17a-8.

9.         Comment: Supplementally and in the Question and Answer section and the relevant sections of the Combined Prospectus/Information Statement please explain how the combined Fund is more commercially viable.

    Response: The Acquiring and Acquired Funds have the same benchmark and are in the same peer group selected by a well-known independent rating and ranking organization (the “Peer Group”). The Acquired Fund’s narrower niche investment strategy has underperformed in the long-term as compared to the broader based strategy of the Acquiring Fund on both an absolute basis and relative basis as compared to their benchmark and Peer Group. In addition, the Acquired Fund’s performance has been more volatile as compared to their Peer Group than the broader strategy of the Acquiring Fund, recently falling from the top decile to the bottom decile Peer Group percentile in a span of less than two years. Even though the Acquired Fund recently achieved slightly better performance than the Acquiring Fund during quarter-ended September 30, 2017, the Investment Manager believes that the Acquired Fund’s long-term underperformance as compared to the Acquiring Fund on absolute basis and relative to its benchmark and Peer Group is a major hindrance to further investor interest which makes it less commercially viable than the combined Fund which will continue the Acquiring Fund’s broader, and generally better performing investment strategy. In addition, since that broader strategy has a higher degree of freedom in terms of stock selection it may have a better chance of providing better returns, better diversification and better investor protection than the narrower niche strategy of the Acquired Fund over the long term, given the nature of the Asian economy, which is fast growing and fast changing.

The Registrant has revised the Question and Answer section and the relevant sections of the Combined Prospectus/Information Statement to address the foregoing.

10.       Comment: In the Question and Answer section and the relevant sections of the Combined Prospectus/Information Statement, when comparing the gross operating expenses of the Acquiring Fund to those of the Acquired Fund please replace the phrase “tend to be higher than” to “are materially higher than” those of the corresponding class of the Acquired Fund.

             Response: The Registrant has made the requested change.

11.        Comment:

a.          Please revise the charts on page 3 of the Question and Answer section to combine it into one chart, and change orientation and the headings to read Acquired Fund, Acquiring Fund and Pro-Forma Combined as the columns. Please also describe narratively how much the fees are expected to change as a result of the reorganization.

             Response: The Registrant has changed the orientation and headings and has described how much the fees are expected to change as a result of the reorganization as requested (underlined below); however, since the Funds each have three classes, the Registrant believes it would be easier for shareholders to compare the expenses by presenting a separate chart for each Class as follows:

“Q: HOW WILL THE FEES AND EXPENSES OF THE ACQUIRED FUND CHANGE AS A RESULT OF THE REORGANIZATION?

A: The combined Fund will have the same management fee (1.00%) as is currently paid by the Acquired Fund, which is the same as the Acquiring Fund. While the gross annual operating expenses of each class of the Acquiring Fund differ from, and are materially higher than, those of the corresponding class of the Acquired Fund, the gross expense ratios of each class of the combined Fund after the reorganization are estimated to be lower than the current gross expense ratios of each corresponding class of the Acquired Fund (.21% lower than Class A, ..24% lower than Class C and .07% lower than Class I) and each corresponding class of the Acquiring Fund (2.70% lower than Class A, 3.4% lower than Class C and .55% lower than Class I). In addition, the Investment Manager has contractually agreed to cap the fees and expenses of each class of shares of both the Acquired and Acquiring Fund at the same levels until October 31, 2018 and therefore, the net operating expenses both before and after the reorganization are expected to be the same so long as the fee and expense cap remains in effect.

The following tables show (i) the Acquired and Acquiring Fund’s contractual management fee and gross annual and net annual operating expenses and (ii) the contractual management fee and the estimated pro forma gross annual and net annual operating expenses of the Acquiring Fund after the reorganization.

Class A	Acquired Fund	Acquiring Fund	Pro-Forma Combined

Management Fee	1.00%	1.00%	1.00%
Gross Annual Operating Expenses	2.17%	4.66%	1.96%
Net Annual Operating Expenses*	1.56%	1.56%	1.56%
Annual Operating Expense Limitation**	1.50%	1.50%	1.50%

Class C	Acquired Fund	Acquiring Fund	Pro-Forma Combined

Management Fee	1.00%	1.00%	1.00%
Gross Annual Operating Expenses	2.96%	6.12%	2.72%
Net Annual Operating Expenses*	2.32%	2.32%	2.32%
Annual Operating Expense Limitation**	2.25%	2.25%	2.25%

Class I	Acquired Fund	Acquiring Fund	Pro-Forma Combined

Management Fee	1.00%	1.00%	1.00%
Gross Annual Operating Expenses	1.79%	2.27%	1.72%
Net Annual Operating Expenses*	1.32%	1.32%	1.32%
Annual Operating Expense Limitation**	1.25%	1.25%	1.25%

*The net annual operating expense ratio shown is for the year ended April 30, 2017. This is a blended ratio of the expense limitation in effect as of August 28, 2016 and the higher limit in effect prior to that date.

**Expense limitation agreement in effect at April 30, 2017.”

b. Please supplementally explain why and how the pro-forma gross expenses of each class of the combined Fund are lower than the gross expenses of each class of the Acquired and Acquiring Fund.

    Response: The gross expense ratios of each class of the combined Fund after the reorganization are estimated to be lower than the current gross expense ratios of each corresponding class of the Acquiring Fund (2.70% lower than Class A, 3.4% lower than Class C and .55% lower than Class I) and each corresponding class of the Acquired Fund (.21% lower than Class A, .24% lower than Class C and .07% lower than Class I) because the expenses of the combined Fund will be spread across a much larger asset base (estimated to be over $71 million) than the Acquiring Fund ($13.7 million), and a slightly larger asset base than the Acquired Fund ($57.5 million) as of April 30, 2017.

In addition, expense savings will also be achieved by the consolidation of certain Fund-level fees. As shown in the pro-forma financial information on page 6 of the attached SAI, the Registrant estimates that the combined Fund will save $69,872 in Administration fees, $45,300 in Fund accounting fees, $60,456 in transfer agent fees, $28,612 in compliance service fees, $20,582 in legal and audit fees and $1,800 in other expenses, for an estimated total of $226,622. Both the larger asset base over which to spread the expenses and the increased operating efficiencies combine to reduce the estimated gross expense ratios of each class of the combined Fund after the Reorganization.

12.       Comment: Please consider whether the statement that the performance of the Acquiring Fund is better than the Acquired Fund for all periods shown is accurate.

    Response: The Registrant has revised the disclosure regarding the comparison of the performance of the Acquired and Acquiring Fund to state that the performance of the Acquiring Fund for the one-year period ended December 31, 2016 was better than the Acquired Fund, the 5-year performance was similar and the since inception performance of the Acquiring Fund was slightly better than the Acquired Fund.

13.       Comment: Since the Acquiring Fund lists high portfolio turnover as a principal investment risk, consider whether liquidity risk should also be added as a principal investment risk.

    Response: The Investment Manager does not believe that the liquidity of the Acquiring Fund’s investments is impacted by its higher portfolio turnover. The securities held in both Funds are all liquid and approximately 99% the positions should be able to be sold in one day. Therefore, the Registrant does not believe that liquidity risk should be added as a principal investment risk.

14.       Comment: Please supplementally explain why the Acquiring Fund’s “Other Expenses” are so much higher than the Acquired Fund and the rationale for choosing the Acquiring Fund as the survivor, given its higher expenses and much smaller assets.

     Response: Both the Acquiring and Acquired Fund have similar expense structures; however, the Acquiring Fund’s “Other Expenses” are higher because its assets are much lower than the Acquired Fund. As demonstrated by the estimated pro-forma expenses after the consummation of the reorganization, the gross expense ratio will be much lower than the Acquiring Fund’s current gross expense ratio and also lower than the current Acquired Fund gross expenses. Please refer to comment response number 11(b) above for a discussion of the size and expense ratio comparison of the Funds. The Acquiring Fund was chosen as the survivor because the combined Fund will most closely resemble the Acquiring Fund with respect to its investment strategy, investment risks and portfolio management, with size not being a material factor.

15.       Comment: Please confirm supplementally that the purchase and redemption policies of each Fund are the same.

    Response: As stated under the heading “Purchase/Redemption Policies” of the Combined Prospectus/Information Statement: “The purchase/redemption and exchange policies of the Acquired Fund and the Acquiring Fund are identical and no changes are expected to be made as a result of the Reorganization.”

16.       Comment: Please explain more fully why the reorganization is in the best interests of the Acquiring Fund and the Acquired Fund.

    Response: The Registrant has revised the disclosure to include that both Funds will benefit from a larger asset base resulting in operating efficiencies and economies of scale as evidenced by the reduced gross expense ratio of the combined Fund and that neither Fund will pay any expenses of the reorganization. The Registrant believes that the disclosure of the factors the Board considered in reaching its determination that the reorganization was in the best interests of the Acquired Fund adequately explains the Board’s rationale and no further explanation is necessary other than to add more detail on the gross expense reductions and comparative performance as requested in comments number 11 and 12 above.

The preceding comments and related responses have been provided by and discussed with management of the Registrant. Thank you for your time and consideration. I can be reached at (215) 988-2699 with any questions you may have.

Sincerely,

/s/ Nancy P. O’Hara

Nancy P. O’Hara

Appendix A

EXPLANATION OF WHY SHAREHOLDER APPROVAL OF THE REORGANIZATION IS NOT REQUIRED

Neither state law nor the Trust’s governing documents require shareholder approval of the reorganization by the Acquired Fund’s shareholders. Mirae Asset Discovery Funds (the “Trust”) is a Delaware statutory trust. The Delaware Statutory Trust Act provides that a Delaware statutory trust’s governing instrument may grant or withhold from beneficial owners of the statutory trust the right to vote on any matter and further provides that a Delaware statutory trust’s governing instrument may provide that a merger, consolidation, conversion, or sale of assets may be effected without approval of the beneficial owners of the statutory trust. In particular, Section 3806(b)(3) and (b)(4) of the Delaware Statutory Trust Act provides:

(b) A governing instrument may contain any provision relating to the management of the business and affairs of the statutory trust, and the rights, duties and obligations of the trustees, beneficial owners and other persons, which is not contrary to any provision or requirement of this subchapter and, without limitation: …

(3) May provide for the taking of any action, including the amendment of the governing instrument, the accomplishment of a merger, conversion or consolidation, the appointment of one or more trustees, the sale, lease, exchange, transfer, pledge or other disposition of all or any part of the assets of the statutory trust or the assets of any series, or the dissolution of the statutory trust, or may provide for the taking of any action to create under the provisions of the governing instrument a class, group or series of beneficial interests that was not previously outstanding, in any such case without the vote or approval of any particular trustee or beneficial owner, or class, group or series of trustees or beneficial owners~~;~~

(4) May grant to (or withhold from) all or certain trustees or beneficial owners, or a specified class, group or series of trustees or beneficial owners, the right to vote, separately or with any or all other classes, groups or series of the trustees or beneficial owners, on any matter, such voting being on a per capita, number, financial interest, class, group, series or any other basis.

Trust’s Agreement and Declaration of Trust (the “Trust Agreement”) does not require a shareholder vote on a reorganization unless such vote is required by the Investment Company Act of 1940, as amended (the “1940 Act”). Article IX, Section 9.3(a) of the Trust Agreement provides, in part:

“Notwithstanding anything else herein, the Trustees may, without Shareholder approval unless such approval is required by the 1940 Act, ... (ii) cause the Shares to be exchanged under or pursuant to any state or federal statute to the extent permitted by law, … (iv) sell or convey all or substantially all of the assets of the Trust or any Series or Class to another Series or Class of the Trust or to another trust, partnership, limited liability company, association, corporation or other business entity (or a series of any of the foregoing to the' extent permitted by law) (including a trust, partnership, limited liability company, association, corporation or other business entity created by the Trustees to accomplish such sale and conveyance), organized under the laws of the United States or of any state, commonwealth, possession or colony of the United States so long as such trust, partnership, limited liability company, association, corporation or other business entity is an open-end management investment company under the 1940 Act … for adequate consideration as determined by the Trustees which may include the assumption of all outstanding obligations, taxes and other liabilities, accrued or contingent of the Trust or any affected Series or Class, and which may include Shares of such other Series or Class of the Trust or shares of beneficial interest , stock or other ownership interest of such trust, partnership, limited liability company, association, corporation or other business entity (or series thereof) or (v) at any time sell or convert into money all or any part of the assets of the Trust or any Series or Class thereof.”

Further, Article II, Section 2.6(a) of the Trust Agreement provides:

“The Trustees shall be authorized, in their sole discretion, and without obtaining any prior authorization or vote of the Shareholders of any Series or Class of the Trust, to establish and designate and to change in any manner any initial or additional Series or Classes and to fix such preferences, voting powers (or lack thereof), rights and privileges of such Series or Classes as the Trustees may from time to time determine, to divide or combine the Shares or any Series or Classes into a greater or lesser number, to classify or reclassify any issued Shares or any Series or Classes into one or more Series or Classes of Shares, to redeem or abolish any outstanding Series or Class of Shares, and to take such other action with respect to the Shares as the Trustees may deem desirable.”

Rule 17a-8 under the 1940 Act sets forth a number of requirements that a Merger (as defined in Rule 17a-8) of affiliated investment companies must satisfy in order for a Merger to be exempt from the affiliated transaction prohibitions contained in Section 17 of the 1940 Act. The Acquired Fund and Acquiring Fund are each a series of the Trust. The Acquired Fund and Acquiring Fund have the same investment adviser and principal underwriter, and therefore, are affiliates and subject to the requirements of Rule 17a-8 under the 1940 Act. Among the requirements set forth in Rule 17a-8, are a set of four conditions which, if met, allow an investment company to forgo a shareholder vote on a Merger. Specifically, Rule 17a-8 provides that with respect to shareholder approval of a Merger, participation in the Merger by the Merging Company that is not a Surviving Company (i.e., the Acquired Fund in the case of this Reorganization) must be approved by a vote of a majority of the outstanding voting securities (as provided in section 2(a)(42) of the 1940 Act) unless the following four conditions are met.

(i) No policy of the Merging Company that under section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a policy of the Surviving Company;

(ii) No advisory contract between the Merging Company and any investment adviser thereof is materially different from an advisory contract between the Surviving Company and any investment adviser thereof, except for the identity of the investment companies as a party to the contract;

(iii) Directors of the Merging Company who are not interested persons of the Merging Company and who were elected by its shareholders, will comprise a majority of the directors of the Surviving Company who are not interested persons of the Surviving Company; and

(iv) Any distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Surviving Company pursuant to a plan adopted in accordance with Rule 12b-1 are no greater than the distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Merging Company pursuant to such a plan.

With regard to this Reorganization, all four conditions are satisfied:

(i) The fundamental investment policies and limitations of the Acquired Fund and Acquiring Fund are identical.

(ii) The Acquired Fund and Acquiring Fund are parties to the same investment management agreement and the fee paid to the Investment Manager is the same.

(iii) Both the Acquiring Fund and Acquired Fund are series of the same Trust and are overseen by the same board of trustees.

(iv) The Class A shares of the Acquiring Fund and the Acquired Fund are subject to the same plan adopted in accordance with Rule 12b-1 and pay the same shareholder servicing/distribution fees. The Class C shares of the Acquiring Fund and the Acquired Fund are subject to the same plan adopted in accordance with Rule 12b-1 and pay the same shareholder servicing/distribution fees. The Class I shares of the Acquiring Fund and the Acquired Fund are not subject to a plan adopted in accordance with Rule 12b-1.

Accordingly, in light of the provisions of the Delaware Statutory Trust Act, the Trust Agreement and Rule 17a-8 under the 1940 Act, no shareholder approval of this Reorganization is required.